

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 31, 2016

Gerard M. Anderson
DTE Energy Company
DTE Electric Company
One Energy Plaza
Detroit, Michigan 48226

> **Re:** **DTE Energy Company**
> **DTE Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **File No. 1-11607 and 1-2198**

Dear Mr. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 2 – Significant Accounting Policies, page 70

Other income, page 71

1. With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the sale of membership interests in reduced emissions fuel facilities to investors. Please also address the basis for your classification of the sales as non-operating.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products